EXHIBIT 4.5

Metal Storm Limited
ACN 064 270 006
Level 34 Central Plaza One
345 Queen Street
Brisbane Qld 4000
GPO Box 1097
Brisbane Qld 4001 Australia
Tel: 61 7 3221 9733
Fax: 61 7 3221 9788

Web Sit: www.metalstorm.com
Email Address: msau@metalstorm.com

31 January 2005

Mr David A Smith
9619 Potters Hill Circle
LORTON VA 22079

Dear David

I am delighted that you have decided to accept the position of CEO with Metal Storm.

I am writing to outline the terms of the company’s employment offer for the position of Chief Executive Officer for Metal Storm Limited, which is located in Brisbane, Australia1 1 but has its main US location in DC. Your office will be in the DC premises (see below). In this capacity you will be reporting directly to the Metal Storm Limited Board of Directors.

If you accept this position you will be nominated for membership on the Board of Directors of Metal Storm Limited and Metal Storm, Inc. (hereinafter collectively referred to as “Metal Storm”). Your election to the board of Metal Storm will be decided upon by a vote of its shareholders at the Company’s General Meeting which is scheduled to occur on or about May 20, 2005 in Brisbane. Your assigned office location will be in the Metal Storm facilities located in Suite 810, 4350 N. Fairfax Drive, Arlington, VA.

Your monthly base salary will be $20,000, which is equivalent to a rate of $240,000 per year. We would like you to start work on Monday, February 7, 2005. As the senior member of the Metal Storm management team, you will be eligible to participate in our annual incentive compensation plan which has both short term and long term components. Your target shortterm performance bonus goal for the Metal Storm fiscal year which ends on December 31, 2005, will be 75% of your base salary. Short-term bonuses are payable in cash and/or fully vested stock. You will also be eligible for a long-term performance bonus in the form of stock granted on option, the details of which will be explained in a separate letter. In general, the option would be a right to acquire 1,000,000 shares of Metal Storm Limited common stock based upon grants of 125,000 shares per quarter over a two year period. Your bonus will be based on both corporate performance and achievement of your objectives (as determined by the Metal Storm Limited Board), and may be pro-rated based on the number of months you are employed during the Metal Storm Limited fiscal year.

If your employment is terminated during your first 90 days of employment you will not be eligible to receive any severance payments whatsoever. Thereafter, if you employment by Metal Storm is terminated for reasons other than cause,2 Metal Storm will provide you with separation benefits equal to six months

[1]	Your duties will also include acting as the CEO of Metal Storm, Inc., which is a wholly owned subsidiary of Metal Storm Limited doing business in the United States.

[2]	“Cause” shall be defined as (i) a willful failure to substantially perform your duties, (ii) gross misconduct or, (iii) conviction of a felony.

U.S. Office
4350 N Fairfax Drive, Suite 810, Arlington VA 22203 Tel: 703 248 8218 Fax: 703 248 8262

Metal Storm Limited
ACN 064 270 006
Level 34 Central Plaza One
345 Queen Street
Brisbane Qld 4000
GPO Box 1097
Brisbane Qld 4001 Australia
Tel: 61 7 3221 9733
Fax: 61 7 3221 9788

Web Sit: www.metalstorm.com
Email Address: msau@metalstorm.com

of your base salary paid as a lump sum. The severance benefits described in this letter will be Metal Storm’s sole and exclusive obligation to you in the event you are terminated for reasons other than cause in which case you will not be entitled to any severance benefits whatsoever. In return for these separation benefits, you will release and discharge any claims whatsoever that you might have against Metal Storm and its officers, directors, employees and agents.

As an employee of Metal Storm, you will be eligible to receive fringe benefits, which I will discuss with you. The following documents which must be accepted/completed by you as a condition of your employment will be sent to you under separate covers:

➢	Employee Agreement Regarding Intellectual Property and Confidentiality

➢	Employment Application

➢	Employment Eligibility Verification (I-9) (w/required documents)

➢	Fair Credit Reporting Act Disclosure

If these terms are acceptable to you please indicate your willingness to acceptance of this offer by return email.

David,

I would like to provide additional verbal information before you begin. Could you be available for a telephone call at 7.30pm on your Monday evening? Could you provide a call number and another time if that is more convenient?

Yours sincerely

Metal Storm Limited
Terry O’Dwyer
Chairman